FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: LINCOLN BANCORP

EQUITY BANCSHARES, INC. COMMISSION FILE NO. 001-37624

The following is a letter that Lincoln Bancorp (“Lincoln”) sent to its shareholders on September 22, 2026, which discusses, among other things, Lincoln’s proposed merger with Equity Bancshares, Inc. (“Equity” or the “Company”):

September 22, 2026

Dear Fellow Shareholder,

Thank you for the trust you have placed in Lincoln Savings Bank over the years, whether you have been with us since the very beginning or joined more recently. It means a great deal to all of us, and we want to share what we believe is an exciting next chapter for Lincoln.

On September 2, 2026, Lincoln Bancorp (“Lincoln”) entered into a definitive agreement to merge with Equity Bancshares, Inc. (NYSE: EQBK) (“Equity”), the Wichita-based parent company of Equity Bank. The agreement was approved unanimously by the Board of Directors of both Lincoln and Equity, with the guidance of each company’s respective financial and legal advisors. We believe it represents a compelling outcome for you as a shareholder and for the customers, employees, and communities who have made Lincoln Savings Bank.

Equity Bank shares our focus on relationship banking, local decision-making, and long-term investment in the communities we serve. It also brings the scale, resources, and product capabilities to strengthen and extend the model Lincoln has built over many years.

Under the agreement, you may elect to receive either Equity common stock or cash for each share of Lincoln stock you own. If you do not make an election, you will first be allocated whichever form of merger consideration is undersubscribed, and then you will receive the other form of consideration to the extent it is available after the elections of shareholders who made affirmative choices have been filled. The final mix of merger consideration you receive will be determined in accordance with the allocation procedures set out in the merger agreement and the proxy statement/prospectus. Based on Equity’s stock price of $49.85 on September 2, 2026, the total merger consideration was valued at approximately $123.8 million. We have enclosed a Frequently Asked Questions sheet that addresses common questions. Full details on the consideration, the exchange mechanics, and what they mean for your specific holdings will be set out in the proxy statement/prospectus described below.

One thing we would ask you to take care of now: please locate your Lincoln stock certificates and keep them in a safe place. You do not need to send them in yet. Once Equity’s exchange agent mails your election materials, you will get clear instructions for surrendering your certificates. If you have any doubt about where your certificates are, please look now and let us know if you cannot find them. It is far easier to sort out a lost certificate with us directly before the merger closes than it is afterward, when replacing a certificate for shares of a company listed on the New York Stock Exchange generally requires a lost certificate affidavit and a surety bond.

There is one change to be aware of in the meantime. During the pendency of the merger, the shareholder bulletin board will be suspended.

We also want you to know what it means to hold shares in a company like Equity. Equity common stock trades on the New York Stock Exchange under the symbol EQBK, so you will have a ready market if you ever want to buy, sell, or add to your position, a public price you can check at any time, and the disclosure and oversight that comes with being a publicly traded company. Equity has also paid a regular quarterly cash dividend for a number of years. We describe more of this in the enclosed FAQ.

In the coming weeks, you will receive additional information about the merger, including a detailed proxy statement/prospectus that will explain the terms of the transaction, the reasons for it, and the matters on which you will be asked to vote. We encourage you to read those materials carefully when they arrive as they will contain important information about the transaction and about Equity and Equity Bank.

The merger remains subject to the approval of Lincoln’s shareholders, customary regulatory approvals, and other closing conditions, and is currently expected to close in the fourth quarter of 2026.

If you have questions before you receive your proxy materials, please do not hesitate to reach out.

•	Sean Willett, President & CEO, sean.willett@mylsb.com

•	Andy Borrmann, Chief Financial Officer, andy.borrmann@mylsb.com

•	Emily Girsch, Chief Administrative Officer, emilyg@mylsb.com

On behalf of the Board of Directors and our entire team, thank you for the trust and confidence you have placed in Lincoln and Lincoln Savings Bank over the years. This partnership is not a departure from what has always made us special but an opportunity to protect and expand it. We are excited about what lies ahead, and grateful to have you with us for this next chapter.

Sincerely,

Sean Willett

President & Chief Executive Officer

Lincoln Savings Bank

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between Equity and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and Equity’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect on the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of Equity.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Equity intends to file with the SEC a registration statement on Form S-4 to register the shares of Equity’s Class A common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, LINCOLN AND THE PROPOSED TRANSACTION. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Frequently Asked Questions

Merger of Lincoln Bancorp with Equity Bancshares, Inc.

Q: What is happening?

A: On September 2, 2026, Lincoln Bancorp (“Lincoln”) and Equity Bancshares, Inc. (NYSE: EQBK)(“Equity”) signed a definitive agreement for Lincoln to merge with and into Equity. Once the merger is complete, Lincoln Savings Bank will merge with and into Equity Bank. The boards of both companies have approved the agreement unanimously. Lincoln shareholders will be asked to approve the transaction at a special shareholder meeting, and the transaction needs customary regulatory approvals. We expect the merger to close in the fourth quarter of 2026.

Q: What will I receive for my Lincoln shares?

A: For each share of Lincoln stock you own, you may elect to receive Equity common stock or cash. Based on Equity’s stock price of $49.85 on September 2, 2026, the total merger consideration was valued at approximately $123.8 million. The exact amount you receive per share is subject to adjustment and will depend on Lincoln’s equity level, merger costs, and certain credit related items as measured at closing, each described in the merger agreement, and will be set out in the proxy statement/prospectus you receive before you vote.

Q: Can I choose the type of consideration I receive?

A: Yes. You will be able to elect the following for your Lincoln shares:

•	100% Equity common stock;

•	100% cash; or

•

Or take no action, in which case you will first be allocated whichever form of merger consideration is undersubscribed, and then you will receive the other form of consideration to the extent it remains available after the elections of shareholders who made affirmative choices have been filled.

This election is designed to give you a real say in how you receive your share of the deal, but will be subject to adjustment, see “Am I guaranteed to receive the exact merger consideration that I elect?” below.

Q: How and when do I make my election?

A: We will be mailing you an election form and letter of transmittal at least 20 business days before the election deadline once the registration statement is effective. The election deadline will fall close to the closing date. We will confirm the specific date once it is set, and it will also be spelled out in your proxy statement/prospectus.

Q: Am I guaranteed to receive the exact merger consideration that I elect?

A: Not always. Because the total pools of cash and stock available for the deal are fixed, if too many shareholders elect cash, or too many elect stock, the merger agreement applies a formula that reallocates the consideration on a pro rata basis so the overall mix maintains the approximately 77.5% stock and 22.5% cash split. If your chosen form of consideration is oversubscribed, a portion of your elected merger consideration could be filled with the other form of consideration instead.

Q: Can I change my election once I have made it?

A: Yes, at any time before the election deadline, by submitting written notice and a new, properly completed election form to the exchange agent.

Q: Do I need to send in my Lincoln stock certificates now?

A: No. Please hold on to them. Do not mail your stock certificates with anything you receive before the election materials arrive. Once you receive your election form and letter of transmittal, it will tell you exactly how and where to send your certificates.

Q: What if I cannot find my stock certificates?

A: Please look for them now and let us know right away if you cannot locate them. It is much simpler to replace a certificate before the merger closes, while Lincoln is still privately held, than it is afterward. Once the merger closes, replacing a certificate through the exchange agent for shares of a company listed on the New York Stock Exchange generally requires a sworn affidavit and a surety bond, which adds cost and can take extra time. Taking care of this now will save you both.

Q: What are the benefits of becoming a shareholder of a company listed on the New York Stock Exchange?

A: As a Lincoln shareholder, you have likely found it hard to buy or sell your shares, since Lincoln stock has never traded on an open market. Equity common stock is different:

•	It trades on the New York Stock Exchange under the symbol EQBK, so you have a ready, transparent market if you want to buy, sell, or add to your holdings, with a public price you can check at any time

•	You gain the disclosure, reporting, and regulatory oversight that comes with being a publicly traded company

•	You gain access to a regular quarterly cash dividend, currently set at $0.22 per share, or $0.88 per share on an annualized basis

•	It becomes simpler to diversify your holdings, since selling part of a publicly traded position is far easier than selling part of a privately held one

Q: What happens next?

A: A registration statement, which includes a proxy statement/prospectus, will be filed with the SEC. Once the registration statement is declared effective by the SEC, we will mail you a copy of proxy statement/prospectus, along with a proxy card and your election materials. You will be asked to vote on the merger at a special Lincoln shareholder meeting. We expect the merger to close in the fourth quarter of 2026.

Q: Who can I contact with questions?

•	Sean Willett, President & CEO, sean.willett@mylsb.com

•	Andy Borrmann, Chief Financial Officer, andy.borrmann@mylsb.com

•	Emily Girsch, Chief Administrative Officer, emilyg@mylsb.com

Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between Equity and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and Equity’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect on the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of Equity.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, Equity intends to file with the SEC a registration statement on Form S-4 to register the shares of Equity’s Class A common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EQUITY, LINCOLN AND THE PROPOSED TRANSACTION. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Forward-Looking Statements

This communication may contain forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended and are intended to be covered by the safe harbor provisions provided by the Private Securities Litigation Reform Act of 1995, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about the Company’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond the Company’s control. Accordingly, the Company cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from the Company’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses; and similar variables. The foregoing list of factors is not exhaustive. In addition, the following factors, among others, related to the transaction between the Company and Lincoln could cause actual outcomes and results to differ materially from forward-looking statements or historical performance: the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where companies do business; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; Lincoln and the Company’s ability to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the failure to obtain the necessary approvals by the shareholders of Lincoln; the failure to satisfy other conditions to completion of the proposed merger, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; diversion of management’s attention from ongoing business operations and opportunities; potential adverse reactions or changes to business or employee relationships, including those resulting from the completion of the transaction; the business, economic and political conditions in the markets in which the parties operate; the risk that the proposed combination could have an adverse effect the parties’ ability to retain customers and retain or hire key personnel and maintain relationships with customers; the risk that the combination may be more difficult, time-consuming or expensive than anticipated; and other factors that may affect future results of the Company.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in the Company’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 6, 2026, as amended, and any updates to those risk factors set forth in the Company’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, actual results may differ materially from what the Company anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and the Company does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, the Company cannot assess the impact of each factor on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that the Company or persons acting on the Company’s behalf may issue.

Additional Information about the Transaction and Where to Find It

In connection with the proposed transaction, the Company intends to file with the SEC a registration statement on Form S-4 to register the shares of the Company’s Class A common stock to be issued to the shareholders of Lincoln. The registration statement will include a proxy statement/prospectus, which will be sent to the shareholders of Lincoln seeking their approval of the proposed transaction. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, THE PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, LINCOLN AND THE PROPOSED TRANSACTION. The documents filed by the Company with the SEC may be obtained free of charge at the Company’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from the Company upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.